EXHIBIT 4.4
DESCRIPTION OF COMMON STOCK
NMI Holdings, Inc. (“NMIH”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: NMIH’s common stock, $0.01 par value per share (“common stock”).
The following description of NMIH’s common stock is a summary and does not purport to be complete. This description is qualified in its entirety by reference to NMIH’s Third Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”) and Fifth Amended and Restated Bylaws (“Bylaws”), each of which is incorporated by reference as an exhibit to NMIH’s Current Report on Form 8-K, filed on May 10, 2024. The terms of NMIH’s Certificate of Incorporation and Bylaws are more detailed than the general information provided below. NMIH encourages you to read its Certificate of Incorporation and Bylaws and the applicable provisions of the General Corporation Law of the State of Delaware (“DGCL”) for additional information.
Authorized and Outstanding Capital Stock
NMIH’s Certificate of Incorporation authorizes NMIH to issue 250,000,000 shares of common stock, $0.01 per share and 10,000,000 shares of preferred stock, $0.01 per share.
Description of Common Stock
Voting Power. Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of NMIH common stock possess all voting power for the election of NMIH’s directors and all other matters requiring stockholder action. Each holder of NMIH common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders, and there are no cumulative voting rights. Except as otherwise provided by law, NMIH’s Certificate of Incorporation or Bylaws or in respect of the election of directors, all matters to be voted on by NMIH stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of an election of directors, where a quorum is present, a plurality of the votes cast shall be sufficient to elect each director.
Dividends. Holders of common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In no event will any stock dividends or stock splits or combinations of stock be declared or made on NMIH’s common stock unless all shares of common stock at the time outstanding are treated equally and identically.
Liquidation. If NMIH liquidates, dissolves or winds up, (i) the rights of the holders of any outstanding shares of preferred stock will first be satisfied; and (ii) thereafter, the holders of common stock will be entitled to receive all of NMIH’s remaining assets of whatever kind available for distributions to such holders.
Preemptive or Other Rights. Holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which NMIH may designate in the future.
Certain Anti-Takeover Provisions
Special Meetings of Stockholders. NMIH’s Bylaws generally provide that special meetings of stockholders may be called only by the chairman of the board, the chief executive officer or by resolution of NMIH’s board of directors. Stockholders are not permitted to call a special meeting or require NMIH’s board of directors to call a special meeting. At any special meeting of NMIH’s stockholders, only such business will be conducted as has been specified in the notice of meeting given by or at the direction of the NMIH board of directors or otherwise properly brought before the special meeting by or at the direction of the board of directors.
No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulative voting in the election of directors unless a corporation’s certificate of incorporation provides otherwise. NMIH’s Certificate of Incorporation does not provide for cumulative voting in the election of directors.
Advance Notice Requirements for Stockholder Proposals and Director Nominations. NMIH’s Bylaws provide that stockholders seeking to bring business before a meeting of stockholders, or to nominate candidates for election as directors at a meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be delivered to NMIH’s principal executive offices, in the case of an annual meeting, no fewer than 90 days nor more than 120 days prior to the anniversary date of the annual meeting in the preceding year, subject to changes if the annual meeting date is advanced more than 30 days before or delayed more than 60 days after the anniversary date of the preceding year’s annual meeting, or, in the case of a special meeting, no fewer than 90 days nor more than 120 days prior to the special meeting, subject to changes if the first public announcement of the date of such special meeting is less than 100 days prior to the date of such special meeting. NMIH’s Bylaws also specify certain requirements as to the form and content of a stockholder’s notice, including the stockholder’s ownership of NMIH, synthetic equity transactions engaged in by the stockholder related to NMIH, any proxies or voting agreements pursuant to which such stockholder has a right to vote shares of NMIH, any stock borrowing agreements entered into by the stockholder related to NMIH, any performance related fees the stockholder is entitled to based upon changes in the value of NMIH and any other information that would be required to be made in connection with a solicitation of proxies by such stockholder pursuant to Section 14(a) of the Exchange Act. NMIH’s Bylaws also provide that such stockholder must provide information concerning each item of business proposed by the stockholder and individuals nominated for election as a director, as applicable. These provisions may preclude NMIH’s stockholders from bringing matters before an NMIH annual meeting of stockholders or from making nominations for directors at NMIH’s annual meeting of stockholders.
No Stockholder Action by Written Consent. NMIH’s Certificate of Incorporation provides that, subject to the rights of the holders of any series of preferred stock with respect to such series of preferred stock, any action required or permitted to be taken by NMIH’s stockholders must be effected at a duly called annual or special meeting of NMIH’s stockholders and may not be effected by any consent in writing by such stockholders.
Bylaw Amendments. NMIH’s Bylaws may be adopted, amended, altered or repealed by stockholders only upon approval of at least two-thirds of the voting power of all the then outstanding shares of common stock. Additionally, NMIH’s Bylaws may be amended, altered or repealed by the NMIH board of directors by a majority vote.
Authorized but Unissued Shares. NMIH’s authorized but unissued shares of common stock are available for future issuances without stockholder approval, subject to applicable stock exchange rules, and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Section 203 of the DGCL. NMIH is subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a “business combination” (as defined in such section) with an “interested stockholder” (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such stockholder became an interested stockholder, unless: (a) prior to such time the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (b) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced, excluding for purposes of determining the voting stock of such corporation outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers of such corporation and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (c) on or subsequent to such time, the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder.
Restrictions on Ownership Under Insurance Laws. The application of various state insurance laws could be a significant deterrent to any person or persons acting in concert interested in acquiring control of NMIH. The insurance and insurance holding company laws of each of the jurisdictions in which NMIH’s insurance subsidiaries are incorporated or commercially domiciled govern any acquisition of control of NMIH’s insurance subsidiaries or of NMIH. In general, these laws provide that no person or entity (or persons acting in concert) may directly or indirectly acquire control of an insurance company unless that person or entity has received the prior approval of the insurance regulatory authorities. An acquisition of control would be presumed in the case of any person or entity who purchases or controls 10% or more of NMIH’s outstanding common stock or the outstanding common stock of such insurance company, unless a request for an exemption from the acquisition of control is filed by the acquirer and subsequently approved by all of the applicable insurance regulatory authorities.
Transfer Agent and Registrar
The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.